Contact

www.linkedin.com/in/youngamelia (LinkedIn)

Top Skills

GenerativeAI

Sales Strategy

Program Management

Certifications

Azure Fundamentals

Publications

Greater transparency on investment fees will do little to change consumers' actions

New rules on investment fees and returns may be too vague to be useful

Why Can't My Bank Be More Like Amazon?

Why Can't My Bank Be More Like Amazon?

Amy Young, CFA

Partnerships Rainmaker | Applying GenAI in Financial Services @ Microsoft | MBA, CFA

New York City Metropolitan Area

Summary

Partnerships have become a core means of value creation because they allow companies to make smaller bets on big things. Digitization has amplified the partnerships opportunity by making it easier for firms to combine their capabilities into new products, experiences and distribution channels. Generative AI is accelerating this trend as firms scramble to monetize their own data and amplify its value by sharing data from complementary firms.

As an Industry Advisor in Microsoft's Worldwide Financial Services team, I create and execute innovative partnership strategies with our largest FinServ customers around the world. These partnerships are increasingly focused on using GenerativeAI to monetize data and enhance experiences. My philosophy is to listen to what my clients seek to accomplish with their customers, and then identify how the Microsoft ecosystem can accelerate their success: Sometimes it means embedding their products in ours; sometimes it means embedding our products in theirs; and sometimes it means co-creating something completely new. It's all about finding the optimal solution to maximize our joint impact and value.

I stay close to the latest innovations through my volunteer efforts as Chair of the Fintech Committee at CFA Society New York and mentoring startups through the Barclays RISE Accelerator and Techstars.

Experience

Microsoft

Managing Director, Industry Advisory, Capital Markets

July 2019 - Present (5 years 1 month)

New York, New York, United States

I use my background in capital markets, wealth management and consulting to ignite and structure innovative strategic partnership opportunities with

Microsoft's largest Financial Services customers around the world. The partnerships are increasingly focused on monetizing data with GenerativeAI. My philosophy is to understand what my customers are trying to achieve with THEIR customers, and then identify capabilities that Microsoft can offer to accelerate these goals. Sometimes it's embedding their products in ours, sometimes it's embedding our products in theirs and sometimes it's creating something completely new. It's all about finding the best way to maximize our joint impact.

BMO Financial Group
Head Digital Wealth Partnerships (full-time)
July 2018 - July 2019 (1 year 1 month)

I’m responsible for connecting BMO’s Wealth business to the FinTech ecosystem so we can leverage digital partnerships to accelerate innovation and growth.

Upside Consulting Group Inc.
Founder
July 2006 - June 2018 (12 years)

Founded a management consulting firm specializing in GTM strategy and Program Management of financial and professional services firms. The business had my team and I entrenched in several extended contract roles as well as shorter-term project consulting engagements.

Holt Renfrew
VP Digital Transformation PMO (contract)
August 2015 - August 2016 (1 year 1 month)

Led the Discovery phase of an end-to-end digital transformation program spanning category planning, buying and store distribution to enable higher sell-through, market share and customer satisfaction.

Queen's School of Business
Instructor, Master's of Finance Program
June 2013 - April 2016 (2 years 11 months)

D+H
Head, Financial Literacy Product Strategy (contract)
January 2013 - April 2014 (1 year 4 months)

Developed a financial literacy digital product for the administrator of the Canada Student Loan Program, resulting in the successful contract renewal.

The strategy was informed by behavioural science principles and enabled by digital channels.

BMO

Director, Financial Planner Role Transformation (contract)

October 2010 - May 2012 (1 year 8 months)

Program managed the transformation of the 700-person Financial Planner job family from a transactional to a relationship-managed role, managing stakeholders across multiple functions and LOBs. Project scope included role design, metrics, tools and recruiting and achieved substantial increases in sales productivity and client satisfaction.

Medisys (acquired by TELUS Health)

VP Sales & Marketing (contract)

April 2008 - June 2009 (1 year 3 months)

Led the entire GTM strategy and execution for Canada's leading corporate executive health provider. Achievements included a thought leadership program that generated substantial new leads and implementation of a disciplined sales process that increased conversion rates and margins.

Direct Energy

Director, Corporate Strategy

October 2002 - August 2006 (3 years 11 months)

Special projects across a range of topics with significant value-at-stake to the corporation or its regional business units. Projects included:

- operations strategy
- customer retention
- product strategy
- marketing
- competitive strategy
- investor relations
- business development

Hummingbird Ltd

Sr. Director, Investor Relations

May 2000 - October 2002 (2 years 6 months)

Senior investor relations professional, with primary accountability for corporate positioning in the capital markets and investor marketing.

GMP Capital

Equity Analyst
December 1995 - October 1999 (3 years 11 months)

Equity analyst covering Health Care and Retail sectors

Education

University of Toronto - Rotman School of Management
Masters of Business Administration, Strategy

Massachusetts Institute of Technology
FinTech: Future Commerce · (2016 - 2017)

CFA Institute/AIMR
CFA, Chartered Financial Analyst

University of Toronto
B.A. (Hons), English & History